EXHIBIT 99.3

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INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in the registration statements Nos. 333-8434, 333-12036, 333-12050, 333-13050, 333-13052, 333-13112, 333-13176 and 333-14144 on Form S-8 in this report on Form 6-K dated December 4, 2003, of our reports dated November 25, 2003 on the consolidated balance sheet of Royal Bank of Canada as at October 31, 2003 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended.

/s/  Deloitte & Touche LLP
Chartered Accountants
Toronto, Ontario
December 4, 2003